EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Three Months Ended March 31, 2007
Earnings:
Income before income taxes	$608.4

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	45.3
Portion of rents representative of interest factor	11.9
Less:
Gain on equity investments	(0.8)

Income as adjusted	$664.8

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	45.3
Portion of rents representative of interest factor	11.9
Capitalized interest	2.0

Total fixed charges	$59.2

Preferred Dividends:
Dividends on Preference Stock	$8.8

Ratio of earnings to fixed charges	11.2

Ratio of earnings to fixed charges and preferred dividends	9.8